

March 20, 2013

Via E-mail
Ms. Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, Vermont 05676

> **Re: Green Mountain Coffee Roasters, Inc.**
> **Form 10-K for the Fiscal Year ended September 29, 2012**
> **Filed November 28, 2012**
> **Form 10-Q for the Fiscal Quarter ended December 29, 2012**
> **Filed February 6, 2013**
> **File No. 1-12340**

Dear Ms. Rathke:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 29, 2012

Financial Statements

Note 2 – Significant Accounting Policies, page 50

Revenue Recognition, page 54

1.   We note you disclose on pages 2, 25 and 26 that you produce and sell various specialty beverages under brands available through relationships you have with their owners, and that efforts to continue developing these types of relationships have allowed you to offer additional national and regional coffee brands.

Please expand your disclosures as necessary to describe material licensing fee, royalty or other arrangements you have with brand owners, clarify the extent to which you are manufacturing or purchasing such products for resale, and provide details of your accounting policy and the impact on revenue and costs of sales associated with these arrangements if the effects are material.

If you do not believe these arrangements significantly impact your operations explain the manner by which you have formulated your view.

Form 10-Q for the Fiscal Quarter ended December 29, 2012

Financial Statements

Note 4 – Segment Reporting, page 8

2.   We note your disclosure on page 9 explaining that effective in fiscal year 2013, you consolidated the AFH selling teams in the United States from the SCBU segment and the KBU segment into one organization, and the results of the AFH channel are now reported only in the SCBU segment.

You disclose that prior periods were not recast because the changes resulting from the consolidation of the AFH channel in the SCBU segment "...did not materially affect the trends in asset balances or in reported results" for either SCBU or KBU for any quarterly or year-to-date period. And although you indicate that the portion of fiscal year 2012 AFH net sales and operating income that was reported in the KBU segment represented approximately $81.9 million and $9.2 million, you provide no indication of the impact on your quarterly segment results.

As it appears you have changed the internal structure of your organization, we would like to understand why you have not adhered to FASB ASC 280-10-50-34, which requires prior periods to be recast under these circumstances unless this is impractical. We do not believe the objective of comparability is alleviated merely by the absence of shifting trends. Tell us why you believe this guidance does not apply if this is your view.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief